▪ EX-99.1.
Disclosure of Korean Domestic Public Bond Issuance
1.	Summary of Issuance

—	Total Amount of Issuance : 200 billion Won (~~W~~ )

—	Maturity : 3 Years

—	Issue Rate : Treasury Bond Rate(3yr) + 5bp

—	Issue Date : September 29, 2006 (Expected)

—	Lead Manager : Woori Investment & Securities, Korea Development Bank

—	Payment Agent : Woori Bank

—	Purpose of issuing Bond: To finance raw material settlement fund, etc.

*	Above contents may change depending on the market situations.